FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Official notice dated June 2, 2005, announcing the resignations of Mr. Manuel González Cid and Mr. Gregorio Villalabeitia Galarraga from the Board of Directors of Repsol YPF, S.A.

2.	Press release dated June 7, 2005, entitled, “Repsol YPF and Irving Oil Sign Agreements to Developing Terminal in Canada.”

Official Notice

Item 1

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

Madrid, June 2nd 2005

Mr. Manuel González Cid and Mr. Gregorio Villalabeitia Galarraga, Dominical Outside Directors nominated by Banco Bilbao Vizcaya Argentaria, S.A., have notified today their resignations as Directors of Repsol YPF, S.A., so that the company that nominated them may comply with the Resolution from the National Energy Commission dated April 28, 2005, as Banco Bilbao Vizcaya Argentaria, S.A. has decided to opt for maintaining its full political rights and representation in the Board of Directors in Iberdrola, S.A., in accordance with said Resolution.

Press Release

Item 2

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid España	Tls. 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsolypf.com

Madrid, 7 June 2005

No of pages: 3

REPSOL YPF AND IRVING OIL SIGN AGREEMENTS TO DEVELOP

LNG TERMINAL IN CANADA

•	The new regassification plant will supply liquefied natural gas to the east coast of Canada and United States

Repsol YPF and Irving Oil Limited have entered into definitive agreements to develop an LNG import and regassification terminal in Saint John, New Brunswick, Canada -the first LNG regassification plant on the east coast of Canada-. The agreements form a new company, Canaport LNG, which will construct, own and operate the terminal and supply markets in the said area, as well as the northeast of the United States.

The Canaport LNG terminal will initially be capable of delivering 10 bcm per year of regassified LNG into the market, as provided in its existing permit. Repsol YPF will be responsible for providing all of the LNG and will hold the capacity of the terminal. Irving Oil will market the regassified LNG in Atlantic Canada, and Repsol YPF will market the regassified LNG elsewhere in Canada and in the USA.

The parties have nearly completed front end engineering design for the terminal, and plan to request proposals for engineering, procurement and construction (EPC) contracts during July of this year. The terminal will be operational, delivering regassified LNG into the marketplace during 2008.

This agreement is a key element for Repsol YPF’s LNG projects in the Atlantic Basin, one of the principle vectors of growth for the 2005-2009 period as outlined in Repsol YPF’s Strategic Plan.

Repsol YPF considers this to be a very important step in completing its integrated LNG value chain, ensuring secure supplies of natural gas to key markets in the USA and Atlantic Canada, both areas where there is a growing demand for natural gas.

Irving Oil sees the Canaport LNG terminal as central to meeting the increasing demand for natural gas and is a significant milestone in Southern New Brunswick’s growth as an important energy hub.

Press Release

About Irving Oil

Founded in 1924, Irving Oil is a privately owned energy processing, transporting and marketing company with a history of long-term relationships. Irving Oil’s 280,000 barrel per day refinery is predominantly an export refinery, and accounts for 50 per cent of Canada’s total petroleum product exports. The Irving Oil Refinery is years ahead of environmental regulations, regularly selling ultra-clean gasoline into the California market, the most environmentally-stringent market in the world. Irving Oil is also the region’s largest purchaser of liquid petroleum gas. Irving Canaport is a petroleum-receiving terminal situated in the most densely industrialized region north of Boston and is closer than the Gulf Coast to ports in Venezuela, Brazil, the North Sea and West Africa. In addition to being linked to the Irving Refinery by pipelines, Irving Canaport is also connected to the Bayside and Coleson Cove Power Plants by pipelines. The total nameplate capacity of these two power plants is 1,325 megawatts.

About Repsol YPF

Repsol YPF is an integrated international oil and gas company, operating in more than 25 countries and leader in Spain and Argentina. It is one of the ten major private oil companies in the world and the largest private energy company in Latin America in terms of assets. It has a hydrocarbon production of more than 1.1 million bep/day and its oil and gas reserves total near 5 billion barrels of oil equivalent. These reserves are located mostly in Latin America and North Africa. Repsol YPF’s refining capacity is more than 1.2 million barrels per day, and the company markets its oil products through a wide network of more than 6,900 sales outlets. Repsol YPF is a company that is both admired and oriented towards the customer and the creation of value, with a firm belief in technological innovation and committed to the environment and the community.

Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: June 8, 2005	By:	/s/ Luis Mañas
	Name:	Luis Mañas
	Title:	Chief Financial Officer